Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2014		Year Ended December 31,
		2013	2012	2011	2010	2009
			(dollars in thousands)
Earnings:
Income (Loss) from Continuing Operations Before Income Taxes and Adjustment for Income (Loss) from Equity Investees	$(79,683)	$(693,536)	$(383,826)	$443,905	$(110,047)	$(300,062)
(Income) Loss from Equity Investees	(119)	(969)	(1,497)	188	(10)	—

Income (Loss) from Continuing Operations Before Income Taxes but After Adjustment for (Income) Loss from Equity Investees	(79,802)	(694,505)	(385,323)	444,093	(110,057)	(300,062)
Fixed Charges	134,788	423,662	382,751	261,976	194,733	93,280
Distributed Income of Equity Investees	—	300	1,265	900	854	—
Capitalized Interest	(739)	(2,060)	(2,326)	(1,868)	(884)	(324)

Total Earnings Available for Fixed Charges	$54,247	$(272,603)	$(3,633)	$705,101	$84,646	$(207,106)

Fixed Charges:
Interest and Debt Expenses	$133,813	$421,137	$379,937	$259,725	$193,510	$92,701
Capitalized Interest	739	2,060	2,326	1,868	884	324
Interest Portion of Rental Expense	236	465	488	383	339	255

Total Fixed Charges	$134,788	$423,662	$382,751	$261,976	$194,733	$93,280

Ratio of Earnings to Fixed Charges	— (1)	— (1)	— (1)	2.69	— (1)	— (1)

(1)	Earnings for the quarter ended March 31, 2014, were insufficient to cover fixed charges by approximately $81 million, primarily due to approximately $219 million associated with changes in fair value on unsettled derivative contracts. Earnings for the year ended December 31, 2013, were insufficient to cover fixed charges by approximately $696 million, primarily due to noncash impairment charges of approximately $791 million associated with proved oil and natural gas properties in the Granite Wash formation related to asset performance resulting in reserve revisions and a decline in commodity prices as well as approximately $37 million associated with the write-down of the carrying value of the Panther Operated Cleveland Properties sold in May 2013. Earnings for the year ended December 31, 2012, were insufficient to cover fixed charges by approximately $386 million, primarily due to noncash impairment charges of approximately $422 million associated with proved oil and natural gas properties related to the SEC five-year development limitation on PUDs and a decline in commodity prices and approximately $278 million associated with changes in fair value on unsettled derivative contracts. Earnings for the years ended December 31, 2010, and December 31, 2009, were insufficient to cover fixed charges by approximately $110 million and $300 million, respectively, primarily due to approximately $232 million and $591 million, respectively, associated with changes in fair value on unsettled derivative contracts.